SUB-ITEM 77Q3

This exhibit provides additional information regarding item 27.

For period ending 06/30/03
File number 811-07957


AIM Floating Rate Fund is a continuously offered, non-diversified, closed-end management investment company. The fund's shares are not listed on any exchange and no secondary market exists for the funds shares. The fund offers its Class B and Class C shares at a price equal to the next determined net asset value per share.